Via EDGAR

February 15, 2022

Ms. Jeanne Baker

Office of Life Sciences

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: II-VI Incorporated

Form 10-K for the Fiscal Year Ended June 30, 2021

File No. 001-39375

Dear Ms. Baker:

We are providing this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 4, 2022 regarding the above referenced filing made by II-VI Incorporated (the “Company”). Set forth below are the Staff’s comment and our response.

Form 10-K for the Fiscal Year Ended June 30, 2021

Consolidated Statement of Earnings (Loss), page 73

COMMENT NO. 1:

Please clarify whether amortization expense related to intangible assets is included in cost of goods sold. If not, please refer to SAB Topic 11:B and address the following:

•	Revise your cost of goods sold line item to clarify that it does not include amortization expense related to intangible assets and quantify the amount excluded; and

•	Revise your Management’s Discussion and Analysis disclosures to remove any presentation or discussion of gross margin that excludes amortization of intangible assets.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. We previously classified all intangible asset amortization expense within Selling, general and administrative (“SG&A”) expenses in our Consolidated Statements of Earnings. Starting with our Form 10-Q for the quarter ended December 31, 2021, as filed on February 9, 2022, and in our future filings, amortization expense on the developed technology intangible assets is now classified within Cost of goods sold, with amortization expense on customer lists and trade names remaining within SG&A expenses. Prior period amounts have been conformed to this presentation with disclosure of the change in presentation included in the notes to the consolidated financial statements.

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your review of the above reference, please contact me at 724-352-5281 or MaryJane.Raymond@ii-vi.com at your earliest convenience.

T. 724.352.4455 | F. 724.352.5284 | ii-vi.com	1

Sincerely,

II-VI INCORPORATED

By:	/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer and Treasurer

T. 724.352.4455 | F. 724.352.5284 | ii-vi.com	2